UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                            Brazos Sportswear, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                        (Title of Class of Securities)

                                   106233109
                                (CUSIP Number)

                              Michael S. Chadwick
                          600 Travis Street, Suite 3100
                             Houston, Texas 77002
                                (713) 250-4202
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                March 14, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.
       See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                                  SCHEDULE 13D

CUSIP NO. 106233109                                    PAGE 2 OF 5 PAGES
------------------------                      ----------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Michael S. Chadwick

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)[ ]
                                                                 (b)[X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS *
           OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)[ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                           7     SOLE VOTING POWER
NUMBER OF
SHARES                             252,556
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                           8  SHARED VOTING POWER


                           9  SOLE DISPOSITIVE POWER

                                   252,556
                          10  SHARED DISPOSITIVE POWER


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           252,556

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES *          [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.8%

   14     TYPE OF REPORTING PERSON *
          IN
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                                                                     Page 3 of 5

                                 SCHEDULE 13D

                         ITEM 1. SECURITY AND ISSUER.

      This statement is filed with respect to shares of common stock, par value $.001 per share (the "Common Stock"), of Brazos Sportswear, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 3860 Virginia Avenue, Cincinnati, Ohio 45227.

ITEM 2.  IDENTITY AND BACKGROUND.

      Michael S. Chadwick is an individual whose business address is 600 Travis Street, Suite 3100, Houston, Texas 77002. Mr. Chadwick is a director of the Issuer and is senior vice president and a managing director of the corporate finance department of Sanders Morris Mundy, a Houstonbased financial services and investment banking firm. Mr. Chadwick is a United States citizen. He has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On March 14, 1997, Sun Sportswear, Inc. ("Sun") (now known as Brazos Sportswear, Inc.) and BSI Holdings, Inc. ("BSI") consummated a merger ("Merger") pursuant to which, among other things, (i) BSI was merged with and into Sun, with Sun as the surviving corporation (ii) the former holders of BSI capital stock became holders of Sun capital stock, and (iii) BSI directors and officers became the directors and officers of Sun, the surviving corporation. In addition, as contemplated under the Merger, Sun thereafter on the same day, reincorporated in Delaware pursuant to a merger transaction with its then wholly-owned subsidiary Brazos Sportswear, Inc. (the " Reincorporation") pursuant to which, among other things, (i) the holders of Sun capital stock (after giving effect to the above Merger) became holders of Brazos Sportswear, Inc. capital stock and (ii) the directors and officers of Sun immediately preceding the Reincorporation (i.e., the former BSI directors and officers) became the directors and officers of Brazos Sportswear, Inc., the surviving corporation and Issuer referred to in this Schedule 13D. As a result of the Merger and Reincorporation, (i) Mr. Chadwick assumed his present positions with the Issuer, (ii) his previous equity ownership in BSI was converted into 206,443 shares of Common Stock, 108,057 shares of Series B-1 Preferred Stock, 103,157 shares of Series B-2 Preferred Stock and 50,000 shares of Series B-3 Preferred Stock (collectively the "Preferred Stock"), which Preferred Stock is convertible into Common Stock at any time by the holder at a conversion ratio of approximately .0909 per share, subject to certain adjustments and (iii) his BSI options and warrants were converted into options and warrants to purchase 9,478 shares and 12,890 shares of Issuer Common Stock, respectively.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      Mr. Chadwick acquired the Shares with a view to holding a substantial ownership interest in the Issuer. Although Mr. Chadwick does not have any specific plans or proposals regarding the
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                                                                     Page 4 of 5

Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with respect to the Shares.

      Except as stated above, Mr. Chadwick does not have any plans or proposals of the type referred to in clause (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Chadwick is the beneficial owner of 252,556 shares, of the Common Stock (the "Shares") which represent 5.8% of the Issuer's Common Stock. The Shares include (i) 206,443 shares of Common Stock directly held, (ii) 23,745 shares of Common Stock issuable upon conversion of the Preferred Stock at a current conversion ratio of approximately .0909 per share, (iii) 22,368 shares of Common Stock issuable upon exercise of options and warrants at exercise prices ranging from $4.62 to $6.59 and which expire at various dates in 2005 through 2007. Mr. Chadwick retains sole voting and dispositive power with respect to all the Shares.

      On or about March 13, 1997, Mr. Chadwick exchanged 103,157 shares of Series A Preferred Stock of Brazos, Inc. for the same number of shares of Series B-2 Preferred Stock of BSI pursuant to the terms of a Stock Exchange Agreement among BSI and the holders of the Series A Preferred Stock of Brazos, Inc. In addition, in accordance with the terms of a Preferred Stock and Warrant Purchase Agreement, immediately preceding the closing of the Merger, Mr. Chadwick acquired 50,000 shares of Series B-3 Preferred Stock of BSI, together with warrants to purchase an additional 900 shares of BSI Common Stock at $50 per share, for an aggregate purchase price of $50,000. Pursuant to the terms of the Merger and Reincorporation described in Item 3 above, such shares of BSI Series B-2 and B-3 Preferred Stock and the BSI warrant were converted into shares of the Issuer's Preferred Stock of a comparable series and a warrant to purchase the Issuer's Common Stock, with such adjustments necessary to give effect to the relevant conversion ratios set forth in those transactions. For information concerning the Merger and Reincorporation, see Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Mr. Chadwick and the Issuer entered into a Lock-Up Agreement dated March 14, 1997, pursuant to which, among other things, Mr. Chadwick has agreed not to sell or otherwise dispose of his Shares for a period of 180 days, which restriction expires on or about September 10, 1997. A copy of the agreement has been filed as an exhibit pursuant to Item 7 below.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Lock-Up Agreement dated March 14, 1997, between Michael S. Chadwick and the Issuer.
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                                                                     Page 5 of 5
                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 1997

                           /s/ MICHAEL S. CHADWICK
                               Michael S. Chadwick

                               LOCK-UP AGREEMENT

            This LOCK-UP AGREEMENT (this "AGREEMENT") is made and entered into by and between the undersigned and Brazos Sportswear, Inc., a Delaware corporation ("BRAZOS").

            WHEREAS, the undersigned is the record and beneficial owner of shares of the issued and outstanding common stock and/or preferred stock of Brazos or has the right to receive shares of such stock upon exercise of outstanding warrants or options;

            WHEREAS, Sun Sportswear, Inc. ("SUN") and BSI Holdings, Inc., a Delaware corporation ("BSI"), have consummated that certain Plan and Agreement of Merger, dated as of November 13, 1996, as amended by the First Amendment to Plan and Agreement of Merger, dated as of December 13, 1996, which provided for the merger of BSI with and into Sun; and

            WHEREAS, as of the date hereof, Sun has merged with and into Brazos.

            NOW, THEREFORE, in consideration of the matters set forth in the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purposes stated in this Agreement, the undersigned hereby agrees as follows:

            1. The undersigned will not, at any time during the 180-day period commencing immediately after the date hereof, offer, sell, contract to sell, grant an option to purchase or otherwise dispose of any shares of Brazos common stock, $.001 par value, or Brazos preferred stock, $.001 par value, held by the undersigned on the date hereof or which the undersigned may acquire on the date hereof upon conversion of any securities or upon exercise of any warrants or options (collectively, the "BRAZOS STOCK"); PROVIDED, HOWEVER, that the foregoing restriction shall not apply to any disposition effected:

            (a) by operation of law; PROVIDED, HOWEVER, that the transferee agrees to be bound by the provisions of this Agreement;

            (b) pursuant to a tender offer or exchange offer made by, or any other transaction resulting in more than 50% of the capital stock of Brazos being owned by, any person or entity or any group (as defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder);

            (c) by virtue of any statutory merger or consolidation in which Brazos is a constituent corporation, or pursuant to an exercise of dissenters' rights applicable to any statutory merger or consolidation in which Brazos is a constituent corporation; or

            (d) after Brazos (i) voluntarily commences any proceeding or files any petition under any bankruptcy, insolvency or similar law seeking dissolution or reorganization or the appointment of a receiver, trustee, custodian or liquidator for it or a substantial portion of its


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
      property, assets or business or to effect a plan or other arrangement with its creditors, (ii) fails to have an involuntary petition filed against it in any bankruptcy, insolvency or similar proceeding dismissed within 45 days of such filing or if Brazos admits the material allegations thereof within such period, or (iii) is adjudicated bankrupt or makes a general assignment for the benefit of its creditors or consents to, or acquiesces in the appointment of, a receiver, trustee, custodian or liquidator for a substantial portion of its property, assets or business.

            2. This Agreement is being entered into by the undersigned for the sole and exclusive benefit of Brazos and none of the provisions of this Agreement shall be for the benefit of, or confer any rights or remedies upon, any other person or entity.

            3. This Agreement shall extend to, and be binding upon, each party's respective successors and assigns.

            4. No provision of this Agreement shall be interpreted or construed against the undersigned or Brazos solely because the undersigned, Brazos, or their respective counsel drafted such provision.

            5. Anything herein to the contrary notwithstanding, no officer, director, partner, shareholder or employee of the undersigned shall have any personal liability (whether at law or in equity) for any breach of the Agreement, it being specifically understood and agreed that recourse for any breach of this Agreement shall be limited solely to the assets of the undersigned.

            6. This Agreement may not be revoked, rescinded, terminated or amended in any respect without the prior written consent of Brazos and the undersigned.

            7. The undersigned hereby represents and warrants to Brazos that it has full power and authority to execute and deliver this Agreement and that, upon the request of Brazos, the undersigned will execute and deliver to Brazos any additional documents which such requesting party reasonably deems necessary or desirable in connection with the enforcement hereof.

            IN WITNESS WHEREOF, the undersigned and Brazos have each executed this Agreement as of the date set forth below.

            Dated: March 14, 1997

                           /s/ MICHAEL S. CHADWICK
                               Michael S. Chadwick

AGREED AND ACCEPTED:

Brazos Sportswear, Inc.,
a Delaware corporation

By: /s/ F. CLAYTON CHAMBERS
        F. Clayton Chambers, Chief Financial Officer


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